News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	January 24, 2024

Seabridge Gold Supports 'Close to Home'

Tier 3 Neonatal Intensive Care Unit

The first such facility in northwestern BC

Toronto, Canada … Seabridge Gold has donated $25,000 to the Dr. R.E.M. Lee Foundation in support of a Tier 3 Neonatal Intensive Care Unit (NICU) associated with the rebuilding of the Mills Memorial Hospital (MMH), located in Terrace, British Columbia

The NICU is a new critical addition to MMH that expands birthing capabilities and provides the next level of care and comfort for families across northwestern BC who have pre-term and challenging births. It will enable more mothers and their babies to stay closer to their families, communities, and support systems during challenging births. The new four-bed Tier 3 NICU will provide the latest models of care to mothers and pre-term babies including kitchenette and laundry facilities so families will have 24-hour access to their tiny, loved ones before and after delivery.

A Tier 3 NICU has the capacity to provide newborn care at 34 weeks, and 32 weeks in emergency cases, rather than the current 37 weeks. There is no other Tier 3 hospital in the northwestern BC health services delivery area which stretches from Atlin and Dease Lake in the north to south of Kitimat; east to Smithers and Houston and west to Prince Rupert, including Haida Gwaii. This 250,000 square kilometer area serves more than 75,000 people including 40,000 in 28 First Nations.

Seabridge Chairman and CEO Rudi Fronk stated: "This initiative's motto is Closer to Home which aligns perfectly with our objective of providing jobs, opportunities and services to northwest BC. Our aim is to help the region become more self-sustaining so that indigenous families and communities can stay together for generations to come."

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut projects are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Seabridge's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.com